UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

JAKE’S TRUCKING INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in it Its Charter)

Nevada	98-0461476
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

505-8840-210th Street  Suite #317 Langley, BC. Canada

V1M2Y2

(604)790-1641

(Address and Telephone Number of Principal Executive Offices)

Fax (415) 358-5548

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about January 9, 2008, by Jake’s Trucking International, Inc. (the “Company”, “we” or “us”), to the holders of record, as of January 4, 2008, of the shares of common stock, $0.001 par value, of the Company in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. You are receiving this information statement in connection with the appointment of one new member to our Board of Directors and the resignation of one director that will occur related to our acquisition of the capital stock of IndieMV Media Group, Inc. as previously announced, which shall be effective no earlier than the tenth day following the filing of this information statement with the Securities and Exchange Commission and the mailing of such information statement to our stockholders of record as of January 4, 2008.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

On September 1, 2007, Jake’s Trucking International, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger  Agreement") with Jake’s Acquisition Corp., a wholly-owned  subsidiary  of the Company  ("Merger  Sub"),  and Indie MV Media, Inc.  ("Indie"), which was previously filed as an Exhibit to the Company’s 8K filing of September 12, 2007.  The Merger Agreement provided for the Company to have a 10 for 1 forward stock split in its shares.  This stock split took place on September 28, 2007.  The Merger Agreement also called for former CEO Michael Quesnel to rescind his 50,000,000 common shares in the Company in exchange for 100% of the issued and outstanding shares of the Company’s British Columbia trucking subsidiary.

In addition, the Company has agreed to issue a share bonus (the “Share Bonus”) to the stockholders of Indie existing immediately prior to the Merger, with the Share Bonus being triggered when the Company achieves a milestone of 250,000 unique users and the Share Bonus shall be equal to that number of shares which will increase the shareholdings of the stockholders of Indie existing immediately prior to the Merger to 60% of the Company’s outstanding common stock as at the date the 250,000 unique user milestone is achieved.

On the Closing Date of December 24, 2007, the Company acquired 100% of the issued and outstanding stock of Indie. The Merger Transaction was closed pursuant to the Merger Agreement, as changed and amended by the Closing Certificate which was filed as an Exhibit to the Company’s filing on Form 8K on December 26, 2007.  The Closing Certificate provides that the shares to the Company in Indie have been issued.  The Closing Certificate provides that the 17,600,000 exchange shares in the Company issuable to Indie shareholders will be issued as soon as practicable.  The Closing Certificate waives the requirement that the Company change its name to Indie MV Media Group, Inc. and makes such a change a best-efforts post closing covenant.  In addition, the terms under which the 50,000,000 shares of President Michael Quesnel were to be rescinded and the Company’s British Columbia subsidiary was to be transferred to Mr. Quesnel, have changed.  Mr. Quesnel had previously rescinded 1,600,000 of his shares.  He has agreed to sell the remaining 48,400,000 to a designee of Indie for an amount of $60,000.  Mr. Quesnel and the Company have agreed that Mr. Quesnel will purchase 100% of the issued and outstanding shares of the Company’s British Columbia Subsidiary for $60,000.  Indie has made a post-closing covenant to cause these 48,400,000 shares to be rescinded by the purchaser as soon as is practicable.

Mr. Quesnel has tendered his resignation to all offices and appointed Ricardo Khayatte, Jr. to all offices, effective December 24, 2007 and resigned from the board of directors to take effect as soon as practicable, but no earlier than 10 days from the date hereof.

The  foregoing  description  of the  Merger Agreement  does not purport to be complete  and is  qualified in its entirety by reference to the Agreement and related documents, copies of which was attached as Exhibit 2.1 to the Company’s Current  Report on Form 8-K filed on September 12, 2007 and as Exhibit 2.1 to the Company’s Current  Report on Form 8-K filed on December 26, 2007 and incorporated  herein by reference.  The agreement has been included to provide  investors  and  security  holders  with  information regarding its terms.  It is not intended to  provide  any  other  factual information about the Company or Indie. The agreements contain representations and  warranties  that the  parties to the  Agreement  made to and solely for the benefit of each other.  Accordingly, investors and security  holders should not rely on such  representations and warranties as  characterizations of the actual state of facts or circumstances, since they were only made as of the date of the agreements.  Moreover,  information  concerning  the  subject  matter  of  such representations  and  warranties  may change  after the date of the  agreements, which subsequent  information may or may not be fully reflected in the Company's public disclosures.

In connection with the acquisition, Michael Quesnel will resign from the board of directors and Mr. Khayatte has been appointed to the board of directors.   We intend to appoint additional directors as soon as possible.

Please read this information statement carefully. It contains certain biographical and other information concerning the directors and executive officers following the closing of the Merger. Additional information about the transactions contemplated herein may be found in our Current Report on Form 8-K filed with the SEC on September 14, 2007 and on December 26, 2007. All of our filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or obtained on the SEC’s website at www.sec.gov.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

As of December 31, 2007, there were 74,800,000 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote.  At the completion of the transactions contemplated by the acquisition, there will be approximately 44,000,000 shares of our common stock issued and outstanding.

Change in Control

There will be a change in control as a result of the acquisition. As a result of the acquisition and the related rescission of Mr. Quensel’s shares and the issuance of shares to IndieMV shareholders, our current stockholders will own less than 60% of our issued and outstanding shares.

GOVERNANCE OF THE COMPANY

We do not currently have an audit committee, a compensation committee or a nominating committee. Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, our board of directors is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

We encourage shareholder communications with the Board of Directors. The Board of Directors does not believe a formal process for shareholders to send communications to the Board of Directors is necessary because all shareholder communications will be circulated to all members of the Board and the Board does not screen shareholder communications. All such communications should be directed to our Chief Financial Officer, who will circulate them to the other members of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2007 by:

• each person known to be the beneficial owner of 5% or more of our outstanding common stock;

• each of our executive officers;

• each of our directors; and

• all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 74,800,000 shares of our common stock outstanding as of December 31, 2007. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of any shares of common stock over which he or she has or shares, directly or indirectly, voting or investment power, or of which he or she has the right to acquire beneficial ownership at any time within 60 days after October 12, 2007. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (4)
Michael Quesnel (1)	0	0%
Ricardo Khayatte, Jr. (2)	6,978,588	15.9%
Ricardo Khayatte, Sr. (5)	6,978,588	15.9%
Tim Flanagan(3)	697,858	1.59%
All officers and directors as a group (4 persons)	14,655,034	33.1%

(1)

The address for Mr. Quesnel is 505-8840-210th Street  Suite #317 Langley, BC. Canada, V1M2Y2.  This number assumes the purchase of the shares from a designee of Indie as contemplated in the Closing Certificate.  This number also assumes the rescission of those shares.  Mr. Quesnel currently has 48,400,000 shares of the Company.

(2)

The address for Mr. Khayatte Jr. is 220-425 Carrol St., Vancouver BC, V6B 6E3, Canada. This number represents the shares issuable to Mr. Khayatte as a shareholder of Indie.  It does not include shares issuable upon reaching the milestone of 250,000 unique users.

(3)

The address for Mr. Flanagan is 220-425 Carrol St., Vancouver BC, V6B 6E3, Canada.  This number represents the shares issuable to Mr. Flanagan as a shareholder of Indie.  It does not include shares issuable upon reaching the milestone of 250,000 unique users.

(4)

Assumes the rescission of 48,400,000 shares of stock currently held by Michael Quesnel and the issuance of the shares to Indie shareholders for 44,000,000 shares outstanding.   Does not include amounts issuable upon achievement of the 250,000 unique user milestone.

(5)

The address for Mr. Khayatte, Sr. is 220-425 Carrol St., Vancouver BC, V6B 6E3, Canada.  This number represents the shares issuable to Mr. Khayatte as a shareholder of Indie.  It does not include shares issuable upon reaching the milestone of 250,000 unique users

DIRECTORS AND EXECUTIVE OFFICERS

Changes in Directors and Executive Officers

As part of the acquisition, Michael Quesnel will resign as a director as soon as possible.  Also as part of the acquisition, Mr. Quesnel has already resigned as president, chief executive officer and principal financial and accounting officer as of December 24, 2007 and has appointed Ricardo Khayatte, Jr. as a director of the company and as president, chief executive officer and principal financial and accounting officer.

Directors and Executive Officers-Currently

The following table sets forth information regarding our current officers and directors. Directors serve until the next annual meeting of the stockholders; until their successors are elected or appointed and qualified, or until their prior resignation or removal.  Officers serve for such terms as determined by our board of directors. Each officer holds office until such officer’s successor is elected or appointed and qualified or until such officer’s earlier resignation or removal.  No family relationships exist between any of our present directors and officers, except that Ricardo Khayatte Sr. and Ricardo Khayatte, Jr. are father and son.

The following table sets forth certain information, as of December 31, 2007, with respect to our directors, executive officers.

Name	Positions Held	Age	Date of Election or Appointment
Ricardo Khayatte, Jr	Chief Executive Officer, President, Director, Principal Financial and Accounting Officer	28	December 24, 2007
Michael Quesnel	Director	40	May 27, 2005

Ricardo Khayatte, Jr.  has been employed from August, 2006 until the present as the founder and President of IndieMV Media Group, Inc., a British Columbia Corporation.  Prior to his employment at Indie, from August 2001 until August 2006, Mr. Khayatte worked as an independent producer, sound engineer, music publisher, and independent artist on a contract basis.  Mr. Khayatte studied at Berkelee College of Music in Boston.  He is 28 years old.

Michael Quesnel, in addition to his obligations with Jake's, is self-employed. He purchases commercial and residential real estate for the purpose of development and rental revenue in the Lower Mainland of British Columbia.  Previously, Mr. Quesnel established and was owner operator of West Side Hogs and Rods Ltd. for ten years (1995-2005).   West Side Hogs and Rods, a motorcycle sales and repair shop, is still in operation however, Mr. Quesnel does not own or work with the company.  Mr. Quesnel leases the property to the new owners.  Previously Mr. Quesnel was employed with Crown Paper as Sales Representative from 1992 until 1995. Mr. Quesnel was born in Neepawa, Manitoba on Feb. 25, 1967. He graduated from Red River Community College in Winnipeg, Manitoba with Commerce and Industrial Sales and Diploma Degree in 1989. Mr. Quesnel currently resides in Vancouver, BC.

Director Terms of Office

The directors hold office until the next annual meeting of the shareholders and until their successors have been duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

We do not currently pay any cash fees to our directors, nor do we pay directors’ expenses in attending board meetings.

Meetings and Committees of the Board of Directors

We do not have any independent directors and therefore do not have an audit committee. Our directors are performing the functions of the audit committee.

Directors and Executive Officers Post-Transaction

Upon consummation of the acquisition and related transactions, the following persons will be our executive officers and directors, and hold the offices set forth opposite their names.  It is contemplated that the Company will appoint additional officers and directors as soon as possible:

Name	Age	Position
Ricardo Khayatte, Jr.	28	President, CEO, Principal Financial and Accounting Officer, Treasurer and Director

Family Relationships

There are no family relationships among the individuals comprising our board of directors, management and other key personnel, except that Ricardo Khayatte, Jr., our President, CEO, Principal Financial and Accounting Officer, Treasurer and Director is the son of Ricardo Khayatte, Sr., our investor relations and business development consultant.

Board Committees

Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, our board of directors is expected to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Code of Ethics

We have not formally adopted a written code of ethics that applies to our principal executive officer, principal financial officer, or persons performing similar functions. Based on our small size and limited financial and human resources, we have not adopted a written code of ethics. We intend to formalize and adopt a written code of ethics in connection with the Merger.

EXECUTIVE COMPENSATION

As part of the acquisition, Mr. Quesnel has already resigned as President, CEO, Principal Financial and Accounting Officer and Treasurer and appointed Mr. Khayatte to those offices.  Mr. Khayatte has also been appointed to the board of directors in connection with the acquisition.   Mr. Quesnel currently remains a director, but intends to resign as soon as possible.

Compensation of Executive Officers - Pre Merger

The following table sets forth concerning the compensation paid by us to the President and any other executive officer whose total annual salary and bonus exceeded $100,000 during the fiscal years ended September 30, 2007 and 2006:

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)		Option Awards ($)		Non-equity Incentive Plan Compensation ($)		Nonqualified Deferred compensation earnings ($)		All Other Compensation ($)

Michael Quesnel (1)	2006 2005	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-	$ $	-0- -0-

(1) Mr. Quesnel was appointed President, CEO, Principal Financial and Accounting Officer, Treasurer and Director at inception.  Mr. Quesnel resigned as President, CEO, Principal Financial and Accounting Officer and Treasurer on December 24, 2007

Outstanding Equity Awards at Fiscal Year-End

There were no individual grants of stock options to purchase our common stock made to the named executive officers in the Summary Compensation Table during the fiscal year ended September 30, 2007 and the subsequent period up to the date of the filing of this information statement.

Compensation of Executive Officers - Post Acquisition

Summary Compensation Table

The following table sets forth information concerning the compensation paid by the Company during the fiscal years ended September 30, 2007 and September 30, 2006 to our President, CEO, Principal Financial and Accounting Officer, our other executive officers whose salary and bonus for the year exceeded $100,000 and who served as an executive officer of the Company as of September 30, 2007 (each, a “Named Executive Officer”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total Compensation ($)

Michael Quesnel President, Chief Executive Officer, Principal Financial and Accounting Officer(1)	2006/7	0	0	0

(1) Mr. Quesnel was appointed President, CEO, Principal Financial and Accounting Officer, Treasurer and Director at inception.  Mr. Quesnel resigned as President, CEO, Principal Financial and Accounting Officer and Treasurer on December 24, 2007

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding exercisable and unexercisable option and stock awards held by the Named Executive Officers as of the date of this information statement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
None

Compensation of Directors

We have never paid our directors any fees or compensation of any kind and have no present understandings to do so.

Executive Employment Contracts

We currently have 8 employees.  Jake’s Trucking International does not have any agreements currently in place with any employees.  IndieMV Media Group, Inc. has employment agreements in place with President and CEO Ricardo Khayatte, Jr., with Ricardo Khayatte, Sr. and with Indie CFO Tim Flanagan.  Jake’s Trucking International is in the process of re-negotiating these contracts in light of the closing of the acquisition of Indie.  It is anticipated that these agreements will be substantially revised and renegotiated and that new agreements will be reached which will better reflect the capitalization and business circumstances of the post-acquisition companies.

These agreements are summarized below:

President, CEO and Director of Jake’s Trucking International, Ricardo Khayatte, Jr. has an employment agreement with IndieMV Media Group, Inc., to function as its president for a monthly salary of $16,000.  The agreement can be terminated at any time by either party with written notice, however, it provides payment of one year’s salary as severance when terminated by Indie.

Chief Financial Officer of IndieMV Media Group, Inc., Tim Flanagan has an employment agreement with IndieMV Media Group, Inc., to function as its Chief Financial Officer for a monthly salary of $16,000.  The agreement can be terminated at any time by either party with written notice, however, it provides payment of one year’s salary as severance when terminated by Indie.

Business Development and Investor Relations Consultant of Indie, Ricardo Khayatte, Sr., has an employment agreement with IndieMV Media Group, Inc., to function as its business development and investor relations consultant for a monthly salary of $16,000.  The agreement can be terminated at any time by either party with written notice, however, it provides payment of one year’s salary as severance when terminated by Indie.

Compensation Committee Interlocks and Insider Participation

During our fiscal year ended September 30, 2007, we did not have a compensation committee or another committee of our board of directors performing equivalent functions. Instead, the entire board of directors performed the function of a compensation committee. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any entity.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

There are no material relationships between us and our current directors and executive officers other than the transactions and relationships described below.

In the period ending September 30, 2007, Indie incurred charges of $83,717 for management fees, consulting and related expenses to entities owned or controlled by management of Indie.  The amount of

$184,780 due to shareholder and reflected on our financial statements consists of funds owed to director Michael Quesnel.

During the period ended September 30, 2007, the Company provided Truck Rental services to another Company, 653720 BC Ltd., owned by Michael Quesnel.  Included in Truck Rental revenue is $2,667 in revenue that was charged to the related Company. The services were provided at normal market rates.

In October, 2007, our president, Michael Quesnel, voluntarily rescinded 1,600,000 shares of common stock and caused these shares to be cancelled.

We have entered into an agreement to sell our wholly owned BC subsidiary to Michael Quesnel for $60,000.  There can be no assurance that such a transaction is fair to us.  We have also agreed as a post-closing condition of our acquisition of Indie to cause the rescission of 48,400,000 common shares currently held by director Michael Quesnel.

Ricardo Khayatte, Jr., our President, CEO, Principal Financial and Accounting Officer, Treasurer and Director, is the son of Ricardo Khayatte, Sr., our investor relations and business development consultant.

Review, Approval and Ratification of Related Party Transactions

Given the Company’s small size and limited financial resources, the Company had not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with its executive officers, directors and significant stockholders. In connection with the Merger, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. Our directors are not independent.  We have not yet determined if and when we will add any independent directors and under what standard their independence would be determined.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities (who are referred to as "Reporting Persons"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten-percent (10%) beneficial owners were timely filed as of the date of this filing.

SIGNATURES

In accordance Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

JAKE’S TRUCKING INTERNATIONAL, INC.

Date: January 9. 2008	By:	/s/ Ricardo Khayatte, Jr.
Name: Ricardo Khayatte, Jr.
Title: President